UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company)

NOVEN PHARMACEUTICALS, INC.
(Name of Person Filing Statement)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

670009109
(Cusip Number of Class of Securities)

Peter Brandt
President and Chief Executive Officer
Noven Pharmaceuticals, Inc.
11960 S.W. 144th Street
Miami, Florida 33186
(305) 253-5099

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the person(s) filing statement)

With a copy to:

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York  10019
(212) 474-1293

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2009, amends and supplements Item 3 and Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed with the SEC on July 23, 2009, and amended by Amendment No. 1 thereto on July 28, 2009, Amendment No. 2 thereto on August 10, 2009, Amendment No. 3 thereto on August 11, 2009 and Amendment No. 4 thereto on August 13, 2009, by Noven Pharmaceuticals, Inc. (the “Company”), a Delaware corporation.

The Statement relates to the cash tender offer by Northstar Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Hisamitsu U.S., Inc. (“Holdings”), a Delaware corporation and a wholly owned subsidiary of Hisamitsu Pharmaceutical Co., Inc. (“Parent”), a company organized under the laws of Japan, to purchase all the issued and outstanding common stock of the Company, par value $0.0001 per share, at a price of $16.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, and otherwise on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2009, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser, Holdings and Parent with the SEC on July 23, 2009, and amended by Amendment No. 1 thereto on July 28, 2009, Amendment No. 2 thereto on July 30, 2009 and Amendment No. 3 thereto on August 13, 2009, as exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively.

Capitalized terms used, but not defined, in this Amendment have the meanings ascribed to them in the Statement.

Item 3.               Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement, under the subsection thereof entitled “Arrangements with Current Executive Officers, Directors or Affiliates of the Company - Interests of Certain Persons in the Offer and the Merger,” is hereby amended and supplemented by revising the first table of such subsection with the following:

Name	Number of Shares	Aggregate Offer Price Payable for Shares
John G. Clarkson, M.D., Director (1)	23,259	$383,774
Total	347,796	$5,738,634

(1)
Due to a clerical error on the Form 4 filed by Dr. Clarkson on September 10, 2001 (the “Original Form 4”), Dr. Clarkson’s Share ownership was overstated by 3 Shares on the Original Form 4 (which should have reported beneficial ownership of 325 Shares rather than 328 Shares), and on subsequent Form 4s filed in each of 2006, 2007, 2008 and 2009, as well as in the Statement.  In addition, due to an error by Dr. Clarkson’s brokerage account administrator, in August 2008 these 325 Shares were sold by the administrator without instruction from Dr. Clarkson or notification to either Dr. Clarkson or the Company, thereby causing Dr. Clarkson’s Share ownership to be overstated by an additional 325 Shares (for a total overstatement of beneficial ownership of 328 Shares) on the Form 4 filed by Dr. Clarkson on May 22, 2009 and in the Statement.

Item 8.              Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

Expiration of Initial Offering Period; Commencement of Subsequent Offering Period.

The Offer expired at 12:00 Midnight, New York City time, on Wednesday, August 19, 2009.  Parent and Purchaser have advised the Company that, as of such time, a total of approximately 21.94 million Shares were validly tendered to Purchaser and not withdrawn pursuant to the Offer (including approximately 340,000 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase), representing approximately 87.41% of the Shares outstanding. Purchaser has accepted for payment all Shares that were validly tendered during the initial offering period and payment for such Shares will be made as soon as practicable in accordance with the terms of the Merger Agreement.

Parent also announced that Purchaser has commenced a subsequent offering period for all of the remaining untendered Shares that will expire at 12:00 Midnight., New York City time, on Wednesday, August 26, 2009, unless extended.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVEN PHARMACEUTICALS, INC.

By:	/s/ Jeffrey Eisenberg
Name: Jeffrey Eisenberg
Title: Executive Vice President

Dated: August 20, 2009

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